04015435

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48886

RECEIVED APR 05 2004 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Queen Street West, Suite 400
(No. and Street)

Toronto (City) Ontario (State) CANADA M5H 3R3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

P.O. Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOUG GLOVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNDEE SECURITIES INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Financial Statements
[Expressed in U.S. dollars]

Dundee Securities Inc.

(a wholly-owned subsidiary of Dundee Securities Corporation)
December 31, 2003

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Dundee Securities Inc.

We have audited the accompanying statement of financial condition of **Dundee Securities Inc.** [a wholly-owned subsidiary of Dundee Securities Corporation] as of December 31, 2003, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Toronto, Canada,
March 10, 2004.

Ernst & Young LLP
Chartered Accountants

Dundee Securities Inc.
[a wholly-owned subsidiary of Dundee Securities Corporation]

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2003
	$
ASSETS	
Cash	360,065
Due from carrying broker *[note 3]*	335,986
Other assets	51,614
	747,665
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	11,408
Due to parent *[note 3]*	154,162
Total liabilities	165,570
Stockholder's equity	582,095
	747,665

See accompanying notes

On behalf of the Board:

Director

Dundee Securities Inc.
[a wholly-owned subsidiary of Dundee Securities Corporation]

STATEMENT OF INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2003
	$
REVENUE	
Commission income	1,070,351
Foreign exchange gain	3,642
Miscellaneous	623
	1,074,616
EXPENSES	
Variable compensation	535,175
Processing costs *[note 3]*	481,657
Trading and administration	22,706
	1,039,538
Income before income taxes	35,078
Recovery of income taxes	(29,156)
Net income for the year	64,234

See accompanying notes

Dundee Securities Inc.
[a wholly-owned subsidiary of Dundee Securities Corporation]

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2003 $
CAPITAL STOCK *[note 4]*	
Balance, beginning and end of year	500,000
RETAINED EARNINGS	
Balance, beginning of year	17,861
Net income for the year	64,234
Balance, end of year	82,095
Total stockholder's equity	582,095

See accompanying notes

Dundee Securities Inc.
[a wholly-owned subsidiary of Dundee Securities Corporation]

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2003 $
OPERATING ACTIVITIES	
Net income for the year	64,234
Changes in assets and liabilities	
Decrease in due from carrying broker	186,508
Increase in other assets	(46,769)
Decrease in due to parent	(552,753)
Decrease in accounts payable and accrued liabilities	(20,662)
Cash used in operating activities	(369,442)
Decrease in cash during the year	(369,442)
Cash, beginning of year	729,507
Cash, end of year	360,065
Supplemental cash flow information	
Interest paid	1,389
Income taxes paid	17,000

See accompanying notes

December 31, 2003

1. INCORPORATION AND CORPORATE ACTIVITIES

Dundee Securities Inc. [the "Company"] was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly-owned subsidiary of Dundee Securities Corporation ["Dundee Securities"], which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission fees for securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Clients' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The fair values of the Company's assets and liabilities which qualify as financial instruments approximate the carrying values presented in the statement of financial condition.

[Expressed in U.S. dollars]

December 31, 2003

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

3. RELATED PARTY TRANSACTIONS

Under an operating agreement dated April 23, 1996, the Company has entered into an arrangement with its parent, Dundee Securities, whereby it will perform certain securities trading activities and record-keeping services as agent for the Company. The amount paid to Dundee Securities to perform this service is fixed at 45% of commission revenue.

The balances due from carrying broker of $335,986 and due to parent of $154,162 are due from/to Dundee Securities. These amounts are due on demand and are non-interest bearing.

4. CAPITAL STOCK

Capital stock consists of the following:

	2003 $
Authorized	
Unlimited common shares without par value	
Issued and outstanding	
500,001 common shares	**500,000**

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to $100,000 or 6 2/3% of their aggregate indebtedness. At December 31, 2003, the Company had excess net capital of $430,481.

December 31, 2003

6. INCOME TAXES

The Company is taxed in a Canadian jurisdiction and as such is bound by Canadian tax law. Certain of the Company's losses relating to foreign exchange transactions are not deemed to be part of the tax calculation of income. The income statement therefore shows a tax recovery not withstanding the fact that the company is in a net loss position.

ERNST & YOUNG LLP www.ey.com/ca